POWERNOVA TECHNOLOGIES CORPORATION

Financial Statement Request Form

To the Shareholders:

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, an issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer’s financial statements and Management’s Discussion & Analysis.

The Canadian Securities Administration (“CSA”) recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods.  The CSA requires all issuers to file their continuous disclosure documents through SEDAR.  These documents, including financial statements, can be viewed at www.sedar.com.  In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

Global Corporate Compliance Inc.

#1620, 1185 West Georgia Street

Vancouver, BC

V6E 4E6

Fax:  604 696.4239

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I would like to receive audited financial statements by regular mail.

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I would like to receive interim financial statements by regular mail

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I consent to receive the above noted financial statements via electronic mail.

Name of Shareholder (Please Print)

Address

City

Province

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E-mail Address

The undersigned hereby certifies to be a shareholder of PowerNova Technologies Corporation.

Signature of Shareholder

Dated ____________________, 2009